EXHIBIT 11

NU HORIZONS ELECTRONICS CORP.

Computation of Per Share Earnings

	For The Year Ended
	February 28, 2005	February 29, 2004	February 28, 2003
BASIC EARNINGS:
Net income (loss)	$3,073,409	$(847,999)	$(2,511,638)

SHARES
Weighted average number of common shares outstanding	16,877,147	16,729,163	16,663,817

Basic earnings per common share	$.18	$(.05)	$(.15)

DILUTED EARNINGS:
Net income (loss)	$3,073,409	$(847,999)	$(2,511,638)

SHARES:
Weighted average number of common shares outstanding	16,877,147	16,729,163	16,663,817
Assumed conversion of stock options	891,502	—	—

Weighted average number of common shares outstanding as adjusted	17,768,649	16,729,163	16,663,817

DILUTED EARNINGS PER COMMON SHARE	$.17	$(.05)	$(.15)